Exhibit 99.26

CONSENT OF M. EDWARDS

I hereby consent to the use of my name in connection with the following document, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The annual information form of the Company dated March 30, 2007, which includes reference to my name in connection with information relating to the Mupane Mines in Botswana.

March 30, 2007

/s/__M. Edwards_________________
M. Edwards